August 20, 2025

Michael Winston
Executive Chairman and Interim Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr., Suite 200
Las Vegas, NV 89135

       Re: Jet.AI Inc.
           Draft Registration Statement on Form S-3
           Submitted August 6, 2025
           CIK No. 0001861622
Dear Michael Winston:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-3 submitted August 6, 2025
Information Incorporated by Reference, page 14

1. Please revise your disclosure to specifically incorporate by reference your Form 10-Q for the fiscal quarter ended June 30, 2025.
General

2. We note your disclosure on page 6 stating "the Selling Stockholder holds 989 shares of Series B Preferred Stock, 450 of which were transferred to Hexstone Capital, LLC, an affiliate of Ionic Ventures, LLC" and that you are registering 1,800,000 shares of
       Common Stock issuable within 60 days upon partial conversion of the 450 shares of
       Series B Preferred Stock. Please revise to disclose the transaction transferring the shares of Series B Preferred Stock and file any agreements, as applicable, as exhibits to the registration statement.
 August 20, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement and non-public draft submission must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Hallie D. Heath